UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amkor Technology, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
031652100
(CUSIP Number of Class of Securities)
(Underlying Ordinary Shares)

Kenneth T. Joyce
Executive Vice President and Chief Financial Officer
Amkor Technology, Inc.
1900 South Price Road
Chandler, AZ 85248
(480) 821-5000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Robert D. Sanchez, Esq.
David S. Thomas, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
11921 Freedom Drive, Suite 600
Reston, VA 20190
Tel: (703) 734-3100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$5,869,742.59	$628.06

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be repriced pursuant to this offer. These options have an aggregate value of $5,869,742.59 as of November 16, 2006, calculated based on a modified Black-Scholes option pricing model.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $3,006.02(1)
Form or Registration No.: S-3 (No. 333-81334)
Filing Party: Amkor Technology, Inc.
Date Filed: January 24, 2002
(1) $3,006.02 remains unutilized from a registration fee of $69,000 previously paid by the issuer.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

Item 4. Terms of the Transaction.
SIGNATURE
INDEX TO EXHIBITS

     This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Amkor Technology, Inc., a Delaware corporation (“Amkor” or the “Company”), with the Securities and Exchange Commission on November 22, 2006, relating to the offer by the Company (the “Offer”) to amend certain outstanding options to purchase Amkor common stock (the “Eligible Options”) that have been granted under the Company’s 1998 Stock Plan, as amended and restated on August 24, 2005 (the “Stock Plan”) and to pay certain cash payments in connection with the amendment of the Eligible Options.
     The Eligible Options may be amended pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated November 22, 2006, (ii) the e-mail to certain eligible optionholders from James J. Kim, dated November 22, 2006, (iii) the Election Form and (iv) the Withdrawal Form (collectively the “Offer Documents”). The Offer Documents were filed with the Schedule TO as exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively.
     The information in the Offer Documents, including all schedules and annexes thereto, is hereby expressly incorporated into this Amendment by reference to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 4. Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended by adding the following sentences:
     The Offer expired at 5:00 p.m., Mountain Time, on December 21, 2006. The Company has accepted for amendment options to purchase an aggregate of 735,357 shares of the Company’s common stock. In connection with the surrender of those options for amendment, the Company has amended those options effective immediately following the expiration of the Offer and has issued promises to make cash payments in the aggregate amount of $550,165.61 in accordance with the terms of the Offer.
     This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

AMKOR TECHNOLOGY, INC.
/s/ KENNETH T. JOYCE
Kenneth T. Joyce
Executive Vice President and Chief Financial Officer

Date: January 29, 2007

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated November 22, 2006*
(a)(1)(B)	Draft e-mail to certain eligible holders from James J. Kim, dated November 22, 2006*
(a)(1)(C)	Election form*
(a)(1)(D)	Withdrawal form*
(a)(1)(E)	Form of personalized option addendum*
(a)(1)(F)	Form of confirmation email*
(a)(1)(G)	Form of personalized addendum e-mails*
(a)(1)(H)	Form of promise to make cash payment and option amendment under the 1998 Stock Plan, as amended and restated*
(a)(1)(I)	Option holder presentation materials*
(a)(1)(J)(i)	Form stock option agreement under Amkor Technology, Inc. 1998 Stock Plan (one-year cliff)*
(a)(1)(J)(ii)	Form stock option agreement under Amkor Technology, Inc. 1998 Stock Plan (two-year cliff)*
(a)(1)(J)(iii)	Amkor Technology, Inc. 1998 Stock Plan as amended and restated, incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 as filed with the SEC on March 16, 2006*
(a)(1)(J)(iv)	Amkor Technology, Inc. 1998 Stock Option Plan For French Employees, incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-1/A as filed with the SEC on April 29, 1998*
(b)	Not applicable
(d)(1)	Amkor Technology, Inc. 1998 Stock Plan as amended and restated, incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 as filed with the SEC on March 16, 2006*
(d)(2)	Amkor Technology, Inc. 1998 Stock Option Plan For French Employees, incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-1/A as filed with the SEC on April 29, 1998*
(d)(3)	Form stock option agreement under Amkor Technology, Inc. 1998 Stock Plan (see Exhibit (a)(1)(J)(i) above)*
(g)	Not applicable
(h)	Not applicable

*	Previously Filed